ICTS INTERNATIONAL, N.V.
                                  Biesbosch 225
                       1181 JC Amstelveen, The Netherlands

                                                               February 25, 2011

Jennifer K. Thompson, Branch Chief
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

                  Re:   ICTS International, N.V.
                        Form 20-F for Fiscal Year
                        Ended December 31, 2009
                        Filed June 30, 2010
                        File No. 000-28542

Dear Ms. Thompson:

This is to acknowledge receipt of your letter of comment dated February 14, 2011. We hereby respond to your comments as follows:

Management's report on internal control over financial reporting did not include a scope limitation as we performed a full scope review of all entities. Therefore our conclusion on the effectiveness of the internal controls over financial reporting is not qualified. Regarding the clause "based on these criteria" which appears in the management's report on the 20-F, we were referring to ICTS's overall methodology and not to any criteria related to scope limitation. We believe that an amendment of our Form 20-F is not required. We will revise the language in our future filings to clarify that no such scope limitation exists.

With regards to your comments, we would like to provide you with the following information in order to better explain the scoping process:

ICTS retained the services of BDO Ziv Haft "BDO" as external consultants in order to perform testing on behalf of management for the material locations, as listed in the 20-F, in addition to the internal reviews that are performed by management on an ongoing basis.

In Section II.A.3 of SEC Release No. 33-8810 regarding Multiple Location Considerations it is stated that:

"Management may determine when identifying financial reporting risks that some locations are so insignificant that no further evaluation procedures are needed. Management may determine that the ICFR risk of the controls (as determined through Section II.A.2.a) that operate at individual locations or business units is low. In such situations, management may determine that evidence gathered through self-assessment routines or other on-going monitoring activities, when combined with the evidence derived from a centralized control that monitors the results of operations at individual locations, constitutes sufficient evidence for the evaluation".

Management determined that evidence gathered through on-going monitoring activities, when combined with the evidence derived from centralized internal reviews that monitor the results of operations at individual locations, constitutes sufficient evidence for the evaluation including the insignificant locations. The SEC and PCAOB aligned approach is calling for a top-down, risk-based approach and encouraging the exercise of significant judgment by management to focus their efforts on the highest risks of material misstatement of the financial statements, tailored to its company's individual circumstances.

The subsidiaries excluded from the BDO testing, both individually and when aggregated, are considered insignificant in relation to our consolidated assets and revenues from continuing operations, and to our consolidated financial statements taken as a whole. The loss from continuing operations criteria was not used for the scoping process because of the following reasons:

      o Within the group there are companies with net losses as well as companies with net income. There are significant differences between the net income and net losses of these companies, making the scoping threshold outcome (calculated as aggregation of the net losses and net income of these companies) insignificant in comparison to the overall revenues, assets and activities of the Company. Therefore, each entity in the group would be scoped in individually whether they are material or not.

      o Some of the losses are from companies without any activities and the results of those subsidiaries relate mostly to changes in accruals and provisions.

      o The R&D company of the group, has no material revenue or assets, however, it has salary and other expenses, which results in a net loss. The HR and payroll process in this entity is controlled and monitored by the management of the Company as a part of on-going monitoring activities.

Common practice does not utilize net income (loss) as a factor in scoping of similar companies, which have net losses from continued operations, as these result in unsuitable and meaningless results. In such situations, the consolidated assets and revenues of the company are used, resulting in a truer and more meaningful scoping exercise.

The following table presents the aggregated total assets and revenues (in thousands of dollars) of the subsidiaries that were excluded from the BDO examination. Those amounts relate to 18, 20 and 19 separate subsidiaries in 2009, 2008 and 2007, respectively, with few assets, low revenue and which are individually and aggregated, insignificant.

We  would  like  to  emphasize  that  there  are  internal   controls  in  those
subsidiaries and although they were not checked by BDO, they are reviewed by the Company.

--------------------------------------------------------------------------------
                   2009       2009       2008      2008       2007       2007
                Aggregated    Cons.   Aggregated   Cons.   Aggregated    Cons.
                 Excluded              Excluded             Excluded
               Subsidiaries          Subsidiaries         Subsidiaries
--------------------------------------------------------------------------------
Total assets      $2,241     $26,827    $4,075    $25,396    $2,194     $24,230
--------------------------------------------------------------------------------
Total revenue     $7,407     $95,861    $7,910    $98,809    $6,190     $64,780
--------------------------------------------------------------------------------

In response to your question regarding the existence of material contingencies associated with any of the excluded entities during the periods presented in our latest Form 20-F filing, we have concluded that there are no material contingencies involving such entities, with the exception of two entities which no longer have any active operations. Management alternatively evaluated the internal controls in place to ensure that contingencies were being properly identified, accounted for and disclosed in the Company's consolidated financial statements and Form 20-F. In the financial statement preparation process there are controls in place to ensure that management reviews and discloses all contingencies from all subsidiaries. The Company's management and the CFO reviews all contingencies in consultation with legal counsel and other professional service providers.

If you have any questions with respect to the foregoing, please contact either, Alon Raich at +972-50-7577514 or David W. Sass at telephone 212-448-1100 or fax 212-448-6277.













                                   Sincerely,

                                   /s/ Alon Raich

                                   Alon Raich, Chief  Financial Officer
                                   ICTS International N.V